Exhibit 21.1

SUBSIDIARIES OF STERLING BANCSHARES, INC.

The following is a list of the subsidiaries of Sterling Bancshares, Inc.:

Sterling Bancorporation, LLC. A Delaware corporation 1105 N. Market Street, Suite 1300 Wilmington, Delaware 19801	Sterling Bank A Texas state banking association 10260 Westheimer Houston, Texas 77042

Sterling Bancshares Statutory Trust One A Connecticut statutory business trust 2550 North Loop West, Suite 600 Houston, Texas 77092	BOTH Capital Trust I A Delaware statutory business trust 10260 Westheimer Houston, Texas 77042

Sterling Bancshares Capital Trust III A Delaware statutory business trust 15000 Northwest Freeway Houston, Texas 77040	Sterling Bancshares Capital Trust IV A Delaware statutory business trust 15000 Northwest Freeway Houston, Texas 77040

MBM Advisors, Inc. A Texas corporation and subsidiary of Sterling Bank 440 Louisiana, Suite 2600 Houston, Texas 77002